UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                            Banner Aerospace, Inc.
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                  066 525 106
                                (CUSIP Number)

                                JAMES J. CRAMER
                                100 Wall Street
                                   8th Floor
                              New York, NY  10005
                           Tel. No.:  (212) 742-4480
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 1, 1996
                    (Date of Event which Requires Filing of
                                this Statement)






If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].


                               PAGE 1 OF 11 PAGES

                                  SCHEDULE 13D

CUSIP NO. 066 525 106                                     PAGE  2  OF  11  Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   J.J. Cramer & Co.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,672,600
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,672,600
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,672,600
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.3%
14           TYPE OF REPORTING PERSON

                  CO

                                  SCHEDULE 13D

CUSIP NO. 066 525 106                                     PAGE  3  OF  11  Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   James J. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                 -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       1,672,600
             9                   SOLE DISPOSITIVE POWER

                                          -0-
             10                  SHARED DISPOSITIVE POWER

                                       1,672,600
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,672,600
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.3%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 066 525 106                                     PAGE  4  OF  11  Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Karen L. Cramer
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  -0-
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                       1,672,600
             9                   SOLE DISPOSITIVE POWER

                                        -0-
             10                  SHARED DISPOSITIVE POWER

                                       1,672,600
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,672,600
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.3%
14           TYPE OF REPORTING PERSON

                  IN

                                  SCHEDULE 13D

CUSIP NO. 066 525 106                                     PAGE  5  OF  11  Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Partners, L.P.
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,672,600
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,672,600
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,672,600
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.3%
14           TYPE OF REPORTING PERSON

                  PN

                                  SCHEDULE 13D

CUSIP NO. 066 525 106                                     PAGE  6  OF  11  Pages


1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Cramer Capital Corporation
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) [  ]
                                                                     (B) [ X]

3            SEC USE ONLY

4            SOURCE OF FUNDS

                  N/A
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [  ]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
             7                   SOLE VOTING POWER
NUMBER OF
SHARES                                  1,672,600
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
             8                   SHARED VOTING POWER

                                        -0-
             9                   SOLE DISPOSITIVE POWER

                                        1,672,600
             10                  SHARED DISPOSITIVE POWER

                                        -0-
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,672,600
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [  ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.3%
14           TYPE OF REPORTING PERSON

                  CO

CUSIP NO. 066 525 106                                     PAGE  7  OF  11  Pages


ITEM 1.     SECURITY AND ISSUER.

          The undersigned hereby amends the statement on Schedule 13D,

dated June 20, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $1.00 per share of Banner Aerospace, Inc.,

a Delaware corporation, as set forth below.  Unless otherwise indicated,

all capitalized terms used herein shall have the same meaning as set forth in the Statement.



ITEM 2.     IDENTITY AND BACKGROUND.

          Item 2 of the Statement is hereby amended and restated to read in its entirety as follows:

          This statement on Schedule 13D is being filed by J.J. Cramer & Co., a Delaware corporation (the "Manager"), James J. Cramer, Karen L. Cramer, Cramer Partners, L.P. (the "Partnership") and Cramer Capital Corporation (collectively, the "Reporting Persons"). A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

          The Manager acts as an investment manager of the Partnership. Cramer Capital Corporation is the general partner of the Partnership. The address of the principal business and principal office of the Manager, the Partnership and Cramer Capital Corporation is 100 Wall Street, 8th Floor, New York, New York 10005. The business address of James Cramer and Karen Cramer is 100 Wall Street, 8th Floor, New York, New York 10005. The present principal occupation or employment of James Cramer is President of J.J. Cramer & Co. and of Cramer Capital Corporation and the present principal occupation or employment of Karen Cramer is Vice President of J.J. Cramer & Co. and of Cramer Capital Corporation.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities

CUSIP NO. 066 525 106                                     PAGE  8  OF  11  Pages

          laws or finding any violation with respect to such laws. James Cramer and Karen Cramer are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Statement is hereby amended and restated to read in its entriety as follows:

          Of the 1,672,600 Shares held by the Reporting
          Persons, 1,672,600 Shares were purchased with the personal funds of the Partnership in the aggregate amount of $10,940,783.25.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

          (a) This statement on Schedule 13D relates to 1,672,600 Shares beneficially owned by the Reporting Persons, which constitute approximately 9.3% of the issued and outstanding Shares.

          (b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to 1,672,600 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 1,672,600 Shares.

          (c) Since the date of the last filing, the Reporting Persons purchased Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases were made on the open market.



ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

          Item 6 of the Statement is amended by deleting on the second line the number "1,232,900" and replacing it with the number "1,672,600."

CUSIP NO. 066 525 106                                      PAGE  9  OF  11 PAGES



                                SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 12, 1996


                         J.J. CRAMER & CO.

                         By:  /s/ JAMES J. CRAMER
                              --------------------
                              Name: James J. Cramer
                              Title: President



                          /s/ JAMES J. CRAMER
                          ---------------------
                          James J. Cramer



                          /s/ KAREN L. CRAMER
                          ---------------------
                          Karen L. Cramer


                         CRAMER CAPITAL CORPORATION

                         By: /s/ James J. Cramer
                             ------------------------
                             Name: James J. Cramer
                             Title:President

                         CRAMER PARTNERS, L.P.

                         By: CRAMER CAPITAL CORPORATION,
                             its general partner

                         By: /s/ James J. Cramer
                             -------------------------
                             Name:  James J. Cramer
                             Title: President

CUSIP NO. 066 525 106                                    PAGE  10  OF  11 PAGES

                                EXHIBIT A

                         JOINT FILING AGREEMENT

     In  accordance  with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the  persons named below each hereby agrees that the

Schedule 13D filed herewith  and  any  amendments thereto relating to the acquisition of shares of the Common Stock of the Company is filed jointly on behalf of each such person.

Dated:  July 12, 1996



                            J.J. CRAMER & CO.

                             By:/s/ JAMES J. CRAMER
                                --------------------
                                Name:  James J. Cramer
                                Title: President


                           /s/ JAMES J. CRAMER
                           ---------------------
                             James J. Cramer


                           /s/ KAREN L. CRAMER
                           ---------------------
                           Karen L. Cramer


                             CRAMER PARTNERS, L.P.


                            By:CRAMER CAPITAL CORPORATION,
                               its general partner


                            By:/s/ JAMES J. CRAMER
                               ------------------------
                               Name:  James J. Cramer
                               Title: President

                                CRAMER CAPITAL CORPORATION

                            By:/s/ JAMES J. CRAMER
                               ------------------------
                               Name:  James J. Cramer
                               Title: President

CUSIP No. 066 525 106                                       Page 11 of 11 Pages

                                EXHIBIT B

                      Transactions in Common Stock
                              of The Company


CRAMER PARTNERS, L.P.


    TRADE DATE               NO. OF SHARES PURCHASED               Cost (Sales
                                                                Price) PER SHARE
      6/20/96                        113,100                           8.2340
      6/24/96                         13,000                           7.9710
      6/25/96                          9,100                           7.8187
      6/26/96                         50,000                           8.3280
      6/27/96                         50,000                           8.1790
      6/28/96                         50,000                           8.2500
      6/28/96                        130,000                           8.3370
      7/01/96                         20,000                           8.1250